# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Oncology Therapeutics, Inc., CIK 0001869105
CUSIP: 107924102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 256 E. Grand Avenue, Suite 104, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 08/11/2025
Filed by CIK 0002076615
Persons authorized to receive notices and communications: Neil Kumar, c/o BridgeBio Pharma, Inc., 3160 Porter Suite 250, Palo Alto, California (CA), 94304, (650) 391-9740

## Reporting persons
- BridgeBio Pharma LLC (CIK 0002076615): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 13,878,554; shared voting power 0; sole dispositive power 13,878,554; shared dispositive power 0; aggregate amount beneficially owned 13,878,554 (17.5% of the class)
- BridgeBio Pharma, Inc. (CIK 0001743881): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 13,878,554; shared voting power 0; sole dispositive power 13,878,554; shared dispositive power 0; aggregate amount beneficially owned 13,878,554 (17.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: BridgeBio Oncology Therapeutics, Inc.
Address of issuer's principal executive offices: 256 E. Grand Avenue, Suite 104, South San Francisco, California (CA), 94080

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each a "Reporting Person"):
(i) BridgeBio Pharma LLC ("BBIO LLC")
(ii) BridgeBio Pharma, Inc. ("BBIO")

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedule A attached hereto and incorporated herein by reference.
Residence or business address: The principal business address of each Reporting Person is 3160 Porter Dr., Suite 250, Palo Alto, CA 94304.
Present principal occupation or employment: The principal business of BBIO LLC is the investment in and holding of interests in life sciences companies. The principal business of BBIO is the development and commercialization of genetically targeted therapies.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BBIO LLC was formed under the laws of the State of Delaware. BBIO was incorporated under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 11, 2025 (the "Closing Date"), BridgeBio Oncology Therapeutics, Inc., a Delaware corporation ("Issuer" or the "Company") consummated the previously announced business combination transactions (the "Closing") pursuant to that certain Business Combination Agreement, dated February 28, 2025 (as amended by Amendment No. 1 thereto, dated June 17, 2025, and as may be further amended, restated, supplemented, or otherwise modified from time to time, the "Business Combination Agreement"), by and among Helix Acquisition Corp. II, a Delaware corporation (the former name of the Issuer, "Helix"), Helix II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Helix ("Merger Sub"), and TheRas, Inc. (previously d/b/a BridgeBio Oncology Therapeutics), a Delaware corporation ("Old BBOT").

Pursuant to the Business Combination Agreement, (1) Helix domesticated as a Delaware corporation; (2) Merger Sub merged with and into Old BBOT, with Old BBOT surviving the merger as a wholly-owned subsidiary of the Issuer (the "Merger"), and (3) the parties consummated the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions collectively, the "Business Combination"). In connection with the Closing and on the Closing Date, the Issuer changed its name to BridgeBio Oncology Therapeutics, Inc. and Old BBOT changed its name to BridgeBio Oncology Sub, Inc.

As a result of the Closing, BBIO LLC acquired an aggregate of 13,878,554 shares of common stock, par value $0.0001 ("Common Stock") per share of the Company, consisting of (i) 13,805,126 shares of Common Stock and (ii) options to purchase 73,428 shares of Common Stock issuable upon the exercise of vested Company options (collectively, the "Shares").

The issuance of shares of Common Stock to the former equity holders of Old BBOT was registered with the U.S. Securities and Exchange Commission (the "SEC") on a Registration Statement on Form S-4 (Reg. No. 333-288222).

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business.

Immediately following the Effective Time of the Business Combination, Neil Kumar, Ph.D., Chief Executive Officer and a member of the board of directors of BBIO, and Frank P. McCormick, Ph.D., F.R.S., D.Sc., Chairman of Oncology and a member of the board of directors of BBIO, were appointed to serve as directors of the Issuer.

As a result of their positions, Drs. Kumar and McCormick may, from time to time, engage in discussions with the Issuer's board of directors, management, or other stockholders regarding matters relating to the Issuer's business, operations, governance, strategy, or capital structure. These discussions may include, but are not limited to: (i) the acquisition or disposition of securities of the Issuer; (ii) potential changes to the Issuer's board or management; (iii) strategic transactions, including mergers, acquisitions, or dispositions; or (iv) other matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also participate in discussions regarding the Issuer's strategic direction, including potential financing activities, collaborations, or licensing transactions.

In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any other action similar to those enumerated above. The Reporting Persons may also propose or support changes to the Issuer's corporate governance policies, board composition, or executive compensation practices, consistent with their investment oversight responsibilities. Except as described in this Item 5 and Item 6, and except for any plans or proposals that may be discussed or considered by Issuer's board of directors, including Drs. Kumar and McCormick in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, depending on various factors - including the Issuer's financial condition, business, operations, prospects, and strategic direction, as well as general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments - determine to take additional actions with respect to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 79,196,710 shares of Common Stock outstanding following the Closing, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 13, 2025.

BBIO LLC is the direct beneficial owner of the Shares, representing approximately 17.5% of the outstanding shares of Common Stock. BBIO as the sole member and parent entity of BBIO LLC may be deemed to beneficially own the Shares held by BBIO LLC. Voting and investment power over the shares held by BBIO LLC is exercised by BBIO. None of the members of the board of directors of BBIO or BBIO LLC has individual voting or investment power with respect to such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of BBIO LLC and BBIO may be deemed to have sole power to direct the vote and disposition of the Shares held directly by BBIO LLC.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 3 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 is incorporated herein by reference.

Lock-Up Agreement

Pursuant to the terms of the Business Combination Agreement, the Reporting Persons agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the "Lock-Up Shares"), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is one year after the later of (x) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act of 1933, as amended) with the U.S. Securities and Exchange Commission (the "SEC") and (y) the Closing Date (the "Lock-Up Period").

The Lock-Up Agreement is also incorporated into the Issuer's Bylaws and applies to all shares received in the merger of Merger Sub with and into Old BBOT, with Old BBOT surviving the merger as a wholly-owned subsidiary of Helix (the "Merger"), or upon the exercise of equity awards assumed by the Issuer in connection with the Business Combination. Permitted transfers include, among others, transfers to affiliates, family members, trusts, or in connection with estate planning. In addition, if the Issuer's board of directors waives or repeals the lock-up for any holder, it must also waive or repeal the lock-up for all similarly situated holders.

Amended and Restated Registration Rights Agreement

On August 11, 2025, in connection with the closing of the Business Combination, the Issuer and certain securityholders, including the Reporting Person, entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Reporting Person was granted certain demand, shelf, and "piggyback" registration rights with respect to its shares of Common Stock, subject to customary conditions and limitations. The Registration Rights Agreement also restricts the ability of the Reporting Person to transfer its shares for a period following the closing of the Business Combination, as specified in the Company's Bylaws, subject to certain permitted transfers. The Registration Rights Agreement also provides for customary indemnification and contribution provisions.

The foregoing descriptions of the Lock-Up Agreement and Amended and Restated Registration Rights Agrement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (filed herewith).
Exhibit 99.2: Business Combination Agreement, by and among Helix Acquisition Corp. II, TheRas, Inc. and Helix II Merger Sub, Inc., dated as of February 28, 2025 (incorporated by reference to the Company's proxy statement/prospectus filed on July 9, 2025).
Exhibit 99.3: Amendment No. 1 to Business Combination Agreement, by and among Helix Acquisition Corp. II, TheRas, Inc. and Helix Merger Sub, Inc., dated as of June 17, 2025 (incorporated by reference to the Company's proxy statement/prospectus filed on July 9, 2025).
Exhibit 99.4: Lock-Up Agreement, dated as of August 11, 2025, by and between Helix Acquisition Corp. II, Helix Holdings II, LLC, certain investment vehicles of Cormorant Asset Management, LP, certain existing shareholders of TheRas, Inc., and other persons and entities (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on August 12, 2025).
Exhibit 99.5: Amended and Restated Registration Rights Agreement, dated as of August 11, 2025, by and between the Company, Helix Holdings II, LLC, certain investment vehicles of Cormorant Asset Management, LP, entities affiliated with BridgeBio Pharma, Inc., certain former stockholders of TheRas, Inc., and other persons and entities (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 12, 2025).

## Signatures
- BridgeBio Pharma LLC: /s/ Neil Kumar, Neil Kumar, Chief Executive Officer (08/18/2025)
- BridgeBio Pharma, Inc.: /s/ Neil Kumar, Neil Kumar, Chief Executive Officer (08/18/2025)